EXHIBIT 99

 Supplementary Trust Data

1. The total amount of cash distributed to Certificateholders in 1999 per $1,000 of Certificates	$193.74
2. The total amount of the distribution set forth in paragraph l which represents principal payments on the Certificates	$137.71
3. The amount of outstanding balances in the Accounts which were 30 or more days delinquent as of the end of the December 1999 Monthly Period	$523,872,121.82
4. The total amount of the Monthly Servicing Fee paid to the Servicer by the Trust in 1999	$158,952,647.68